Denning & Company LLC

Annual Audit Report

December 31, 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53532

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___**01/01/22**___ AND ENDING ___**12/31/22**___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Denning & Company LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 California Street, Suite 650
                        (No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Denning	**(415) 399-3939**	**pdenning@denningandcompany.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
                (Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	**3438**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Paul Denning**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Denning & Company LLC**, as of **December 31, 2022**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _[signature]_

Title: **CEO**

[Notary signature]
Notary Public

This filing** contains (check all applicable boxes):

- ✓ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ✓ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ✓ (d) Statement of cash flows.
- ✓ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ✓ (g) Notes to consolidated financial statements.
- ✓ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ✓ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ✓ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ✓ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**For requests for confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



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A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF San Francisco

Subscribed and sworn to (or affirmed) before me on this 22nd day of March, 2023

Date   *Month*   *Year*

by Paul Denning

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _____
Signature of Notary Public



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Notary Public · California
Los Angeles County
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Denning & Company LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   Certified Public Accountants

675 Ygnacio Valley Road, Suite A200   (925) 933-2626
Walnut Creek, CA 94596   Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Denning & Company LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Denning & Company LLC's auditor since 2009.
Walnut Creek, California

March 21, 2023

1

Denning & Company LLC
Statement of Financial Condition
As of December 31, 2022

Assets		
Cash	$	471,445
Accounts receivable		1,069,919
Due from officer		797
Prepaid expenses and other assets		100,091
Furniture and equipment, net of accumulated depreciation		78,030
Operating lease right-of-use asset		352,835
Total Assets	$	**2,073,117**

Liabilities & Member's Equity		
Liabilities		
Accounts payable	$	56,028
Accrued compensation		39,400
Accrued expenses		4,083
Reimbursement expense advances		65,000
Operating lease liability		375,209
Total Liabilities		539,720
Member's Equity		1,533,397
Total Liabilities and Member's Equity	$	**2,073,117**

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Income
For the Year Ended December 31, 2022

Revenue	
Investment banking fees	$ 2,434,834
Interest income	37,652
Reimbursed client expenses	113
Total Revenue	2,472,599
Expenses	
Compensation	1,192,146
Professional fees	143,822
Travel expense	135,213
Rent	132,212
Dues and subscriptions	70,022
Marketing	34,489
Telephone	18,213
Regulatory fees	16,757
Depreciation	3,236
Other operating expenses	72,988
Total Expenses	1,819,098
Net Income	$ 653,501

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

January 1, 2022	$	1,212,896
Distributions		(333,000)
Net income		653,501
December 31, 2022	$	1,533,397

Denning & Company LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash Flows from Operating Activities		
Net income	$	653,501
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation		3,236
Amortization of operating lease right-of-use asset		126,833
(Increase) decrease in:		
Accounts receivable		(725,919)
Due from officer		(715)
Prepaid expenses and other assets		25,250
Increase (decrease) in:		
Accounts payable		19,522
Accrued compensation		12,850
Accrued expenses		(2,480)
Reimbursement expense advances		15,000
Deferred revenue		(5,000)
Operating lease liability		(116,730)
Net Cash Provided by Operating Activities		5,348
Cash Flows from Financing Activities		
Distributions		(333,000)
Net Cash Used in Financing Activities		(333,000)
Net Decrease in Cash		(327,652)
Cash at beginning of year		799,097
Cash at End of Year	$	471,445
Non-cash investing and financing activities:		
Increase in operating lease right-of-use asset and operating lease liability	$	372,101

The accompanying notes are an integral part of these financial statements.

5

Denning & Company LLC

Notes to the Financial Statements

December 31, 2022

1. Organization

Denning & Company LLC (the "Company") was formed as a limited liability company in California in June 2001. Under this form of organization, the member is not liable for the debts of the Company. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") in October 2001 and is regulated by the Financial Industry Regulation Authority ("FINRA"). The Company engages in private equity advisory services on a fee basis.

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
GAAP may require management make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates and assumptions may also affect the disclosure of contingent assets and liabilities at the date of the financial statements and affect the amounts of revenue and expenses reported during the period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2022.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit losses on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2022.

Furniture and Equipment
Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset. Artwork is a non-depreciable asset carried at cost and evaluated for impairment.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2022

2. **Significant Accounting Policies** *(continued)*

Leases

The Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities. As of December 31, 2022, there were no finance leases.

Income Taxes

The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax authorities for years before 2018.

3. **Furniture and Equipment**

Furniture and equipment as of December 31, 2022	
Computer equipment	$ 8,412
Equipment	7,213
Furniture	52,355
Artwork	75,000
Total furniture and equipment	142,980
Accumulated depreciation	(64,950)
Total net furniture and equipment	$ 78,030

4. **Lease**

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2022, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components such as a security deposit. Such non-lease components are accounted for separately.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2022

4. Lease *(continued)*

The Company entered into an operating lease agreement for office space in San Francisco, California. During the year ended December 31, 2022, the Company extended the lease agreement to October 31, 2025. For the year ended December 31, 2022, information pertaining to the lease was as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset as of January 1, 2022	$ 107,567
ROU remeasurement	372,101
Amortization of ROU asset	(126,833)
Operating lease ROU asset as of December 31, 2022	$ 352,835
Payments made on operating lease	$ 122,109
Total operating lease cost included in rent on the Statement of Income	$ 132,212
Remaining lease term	34 months
Discount rate	5.0%
Maturities of Operating Lease Liability	
2023	$ 130,655
2024	146,743
2025	125,328
Less discount	(27,517)
Total operating lease liability	$ 375,209

5. Retirement Plan

The Company sponsors a 401(k) profit sharing plan that was established in October 2010. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer makes safe harbor contributions to the plan equal to 100% of employee elective deferrals not to exceed 4% of eligible earnings. The Company planned to make contributions of $38,000, which was included in accrued compensation on the Statement of Financial Condition as of December 31, 2022.

6. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2022

6. **Revenue from Contracts with Customers** *(continued)*

Investment Banking Fees

Investment banking fees from providing private equity advisory services can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from investment banking engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date since the related performance obligation has been satisfied upon completion.

Disaggregation of Revenue

The following table presents the Company's revenue separated between revenue from contracts with customers by business activity for the year ended December 31, 2022:

Revenue from contracts with customers	
Investment banking fees – success fees	$ 1,659,000
Investment banking fees – retainer fees	775,834
Reimbursed client expenses	113
Total revenue from contracts with customers	$ 2,434,947

Contract Balances

Revenue is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition differs from the timing of customer payments as the Company receives a portion of the success fees on the transaction closing date, and it receives the remainder of the success fees thereafter in installments and may accrue interest. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $344,000 and $1,069,919 as of January 1, 2022 and December 31, 2022, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. For the year ended December 31, 2022, $5,000 of revenue recognized relates to the January 1, 2022 balance of deferred retainer revenue. Deferred revenue was $5,000 and $0 as of January 1, 2022 and December 31, 2022, respectively.

Contract Costs

The Company receives advances from customers for investment banking advisory related expenses. As expenses are incurred, the Company recognizes reimbursable expenses in their respective expense category on the Statement of Income and reimbursed client expense income. For the year ended December 31, 2022, there was $113 of reimbursed client expenses. There was $65,000 of reimbursement expense advances of which 100% is receivable as of December 31, 2022.

7. **Risk Concentration**

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2022, the Company maintains cash balances which, at times, may exceed federally insured limits. At December 31, 2022, the Company's uninsured cash balance totaled $221,445. The Company has not experienced any losses on its cash deposits.

For the year ended December 31, 2022, 74% of investment banking fees were earned from two clients. At December 31, 2022, 87% of accounts receivable was due from three clients.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2022

8. **Net Capital Requirements**

    The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2022, the Company's net capital was $284,560 which exceeded the requirement by $272,101.

9. **Subsequent Events**

    The Company has evaluated subsequent events through March 21, 2023, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act

Denning & Company LLC
Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2022

Net Capital		
Total member's equity		$ 1,533,397
Less: Non-allowable assets		
Accounts receivable	1,069,919	
Due from officer	797	
Prepaid expenses and other assets	100,091	
Furniture and equipment, net of accumulated depreciation	78,030	
Total non-allowable assets		1,248,837
Net Capital		$ 284,560
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $186,885 or $5,000, whichever is greater		12,459
Excess Net Capital		$ 272,101

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2022)

Net capital, as reported in Company's	
Part II of Form X-17-A-5 as of December 31, 2022	$ 284,560
Increase in non-allowable assets	(45,000)
Increase in member's equity	45,000
Net Capital per above computation	$ 284,560

Denning & Company LLC

Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

For the Year Ended December 31, 2022

The Company engages in the private placement of securities. The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP   Certified Public Accountants

675 Ygnacio Valley Road, Suite A200   (925) 933-2626
Walnut Creek, CA 94596   Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Denning & Company LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter + Associates LLP

Walnut Creek, California
March 21, 2023

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DENNING & COMPANY LLC

Private Equity Advisory

SEA Rule 15c3-3 Exemption Report

Denning and Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Denning and Company, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Paul F. Denning
Chief Executive Officer

March 9, 2023

150 California Street, Suite 650 • San Francisco, CA 94111
Tel: 415.399.3939 • Fax: 415.399.3942
Member FINRA